Exhibit 99.1

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD; ISIN: US74154B2034)

14 November 2012

PRIMA BIOMED RELEASES INTERIM IMMUNE MONITORING DATA FROM CVAC CLINICAL TRIAL

•	Interim immune monitoring data demonstrate positive effects of CVacTM

•	Conference call to present the data scheduled for November 15th

Prima BioMed Ltd (ASX: PRR; NASDAQ: PBMD; ISIN: US74154B2034) (“Prima,” the “Company”) today released interim immune monitoring data from its ongoing CAN-003 clinical trial of CVac to treat epithelial ovarian cancer patients in remission after first-line or second line therapy.

The interim data demonstrate the positive effects of CVac treatment on the immune system.

The Company has completed intracellular cytokine staining (“ICS”) analysis of seven patients from the CAN-003 trial – five patients from the CVac group and two patients from the control group, who did not receive any cancer treatment during the study.

As compared to the control group, the CVac patients demonstrated much higher T cell activity throughout the testing period. ICS testing also indicates that the T cell response is specific to mucin 1, the antigen marker present on most ovarian cancer cells.

Prof. Ian Frazer, the chairman of Prima’s scientific advisory board commented: “There is clear evidence of a cellular response to mucin 1 induced by CVac treatment. We look forward to further analysis of all patients on the CAN-003 study to see if these early trends are confirmed.”

Matthew Lehman, Prima’s CEO stated: “We are encouraged by the interim trends we have seen in the CAN-003 data released to date. CVac has a very favourable side effect profile, the clinical data in terms of progression free survival are trending in the right direction, and the early ICS data support our hypothesis of how the product should work in a patient’s body.”

ICS is a laboratory technique used to evaluate if CVac has induced a desired mucin 1 specific T cell response in patients treated with CVac. The ICS results help confirm the biological activity of CVac.

Prima will make a presentation of the CAN-003 interim data via a conference call and webcast on Thursday November 15th at 9:00am (Sydney local time).

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au

ABN: 90 009 237 889

Conference call and webcast details:

Conference call dial-in numbers:

Australia Toll Free	1 800 131 617
Australia Alternate Toll Free	1 800 838 758
Canada/USA	1 855 237 2970
Germany	0800 189 9369

Webcast Link:

The webcast can be accessed via the following link;

http://services.choruscall.com/links/primabiomed121113.html

Before launching the webcast, it is recommended to click on the link and then on “Test your systems configuration.” A replay of the teleconference and webcast will be available through Prima’s website following the live event.

ENDS

About Prima BioMed

Prima BioMed is a globally active biotechnology company. As a leader in personalized bio-therapeutic products for cancer, Prima is dedicated to leveraging its current technology and expertise to develop innovative treatment options for patients and maximize value to shareholders. Prima’s lead product is CVac™, an autologous dendritic cell product currently in clinical trials for ovarian cancer patients who are in remission.

About CAN-003

CAN-003 is an open label, randomized, multinational, controlled phase 2 study. Sixty-three ovarian cancer patients in first or second remission have been enrolled. The first seven patients were not randomized and all received CVac. Subsequently, 29 patients were randomized to the CVac group compared to 27 patients in the observation standard of care group.

For further information please contact:

Australia Investor/Media

Mr. James Moses, Mandate Corporate

+61 (0) 420 991 574; james@mandatecorporate.com.au

USA Investor/Media:

Ms. Kathy Galante, Burns McClellan Inc.

+1 (212) 213-0006; kgalante@burnsmc.com

Europe Investor/Media:

Mr. Axel Mühlhaus, edicto GmbH

+49 (0) 69 905505-52; amuehlhaus@edicto.de

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au

ABN: 90 009 237 889